UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 31, 2022 (January 27, 2022)

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. III

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40418	85-2412613
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, NY	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493-6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MCAE	The Nasdaq Stock Market LLC
Rights	MCAER	The Nasdaq Stock Market LLC
Units	MCAEU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material definitive Agreement.

The Merger Agreement

On January 27, 2022, Mountain Crest Acquisition Corp. III, a Delaware corporation (“MCAE” or “Parent”), entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAE, Etao International Group, a Cayman Islands corporation (the “Company”), and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (the “Shareholders’ Representative”), pursuant to which, among other things, (1) the Parent will merge with and into a to be formed Cayman Islands company (“Purchaser”), with the Purchaser being the surviving corporation in the merger (the “Redomestication Merger”) and (2) the Company will merge with and into a to be formed Cayman Islands company named (“Merger Sub”), with the Company as the surviving corporation in the merger (the “Acquisition Merger”), and, after giving effect to the Acquisition Merger, the Company being a wholly owned subsidiary of Purchaser and the Purchaser will change its name to Etao International Co., Ltd. (collectively, the “Business Combination”). Following the Business Combination, Purchaser expects to trade on the New York Stock Exchange.

Based upon the execution of the Merger Agreement, the period of time for MCAE to complete a business combination under its certificate of incorporation is extended for a period of 6 months from May 20, 2022 to November 20, 2022.

Consideration

In consideration of the Acquisition Merger, Purchaser will issue 250,000,000 ordinary shares at a per share price of US$10.00 as agreed by the parties to the shareholders of the Company in exchange for 100% of the issued and outstanding ordinary shares of the Company.

The Closing

MCAE and the Company have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than May 31 2022 (the “Outside Date”). The Outside Date may be extended upon the written agreement of MCAE and the Company.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) capital structure; (d) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (the “Additional Agreements”); (e) no violations; (f) financial statements and liabilities; (g) absence of changes; (h) compliance with laws and permits; (i) litigation and government orders; (j) taxes; (k) employee benefits; (l) employee matters; (m) intellectual property; (n) IT systems; (o) material contracts; (p) real property; (q) insurance; (r) data protection and cybersecurity; (s) fees to brokers and finders; (t) sufficiency of assets; (u) affiliate transactions; (v) banking relationships; (w) no other representations or warranties.

In the Merger Agreement, MCAE, on its behalf and also on behalf of Purchaser and Merger Sub when formed (together, the “Parent Parties”) make certain representations and warranties relating to, among other things: (a) organization and qualification; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) SEC reports and financial statements; (d) governmental filings and consents; (e) no violations; (f) no prior operations; (g) valid issuance of Parent common stock; (h) litigation; (i) fees to brokers and finders; (j) redomestication intended tax treatment; and (k) no other representations or warranties.

Conduct Prior to Closing; Covenants Pending Closing

The Company and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (ii) Company shareholder approval; (iii) parent shareholder approval; (iv) regulatory and governmental approvals, including if applicable, the expiration or termination of any waiting periods under the HSR Act; (v) as of the closing date the Parent shall have at least $5,000,001 in net tangible assets; (vi) the SEC having declared the registration statement with respect to the Business Combination effective.

Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the Parent complying with all of obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Parent being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

●	the covenants of the Parent have been performed or complied with; and

●	approval of Parent’s initial listing application with the NYSE.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	the representations and warranties of the Company being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

●	the covenants of the Company have been performed or complied with;

●	there having been no material adverse effect to the Company;

●	the Company shall have received the requisite shareholder approval;

●	the Parent Parties having received copies of all governmental approvals, and no such governmental approval shall have been revoked.

●	the Parent Parties having received a copy of each of the Ancillary Agreements to which the Company is a party, duly executed by the Company and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent or the Company.

●	the aggregate cash proceeds available to the Parent Parties from a private placement or other financing to be consummated simultaneously with the closing of the Acquisition Merger (the “PIPE Investment”) being not less than $200,000,000.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the shareholders of Purchaser, by:

●      by mutual written consent of Parent and the Shareholders’ Representative;

●      by Parent or the Shareholders’ Representative, if the Closing has not occurred on or before the Outside Date unless the absence of such occurrence shall be due to the failure of Parent, on the one hand, or the Company or the Shareholders’ Representative, on the other hand, to materially perform its obligations under this Agreement required to be performed by it on or prior to the Outside Date;

●      by Parent or the Shareholders’ Representative if (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;

●      by Parent if (i) the Parent Parties are not in material breach of any of its obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that renders or would render the conditions to closing incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) Business Days after the giving of written notice by Parent to the Shareholders’ Representative and (y) two (2) Business Days prior to the Outside Date;

●      by the Shareholders’ Representative if (i) the Company is not in material breach of any of its obligations hereunder and (ii) Parent or Merger Sub is in material breach of any of its representations, warranties or obligations hereunder that renders or would render the conditions to closings incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) Business Days after the giving of written notice by the Shareholders’ Representative to Parent and (y) two (2) Business Days prior to the Outside Date;

the Shareholders’

●      by the Parent Parties if the Requisite Company Stockholder Approval shall not have been obtained within five (5) Business Days of the delivery to Purchaser’s shareholders of the Proxy Statement/Prospectus, provided that the termination right shall be of no further force or effect if such Requisite Company Stockholder Approval is delivered to the Parent Parties prior to the termination of the Agreement (even if after the five (5) Business Day period provided above); or

●      by the Parent Parties, in the event that the Company’s Audited 2020/2021 Financial Statements have not been delivered by March 15, 2022.

Indemnification

The Merger Agreement provide for indemnification by the Company Stockholders to hold the Parent and its Affiliates harmless form any and all losses arising out of or by reason of the following, among other things:

●      any inaccuracy in or breach of any Company Fundamental Representation, any of the representations or warranties set forth in the Merger Agreement (other than any Company Fundamental Representation) and any of the representations or warranties or any breach or non-fulfillment of any covenant, agreement or obligation to be performed by a Company Stockholder set forth in the Support Agreement;

●      any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company or the Stockholder’s Representative prior to or following the Closing pursuant to the Merger Agreement;

●      any Indemnified Taxes;

●      any inaccuracy in the amount of Closing Company Indebtedness or Closing Company Cash, in each case, as reflected in the Closing Statement;

●      any claims made by Company Stockholders in their capacities as such in respect of the allocation of the Aggregate Merger Consideration, or for any events, facts or circumstances occurring at or prior to the Closing;

●      the defense by Parent or, following the Closing, Parent or the Company of an action for appraisal rights under the DGCL made by any holder of Dissenting Shares;

●      any actual or threatened Action brought by or on behalf of any Company Service Provider or Governmental Authority alleging breach of Contract or violation of any applicable Law pertaining to wages and hours, worker classification, workers’ compensation, work authorization or immigration, in each case, in connection with any period prior to the Closing; or

●      any Liabilities of the Company (other than Indebtedness) incurred or accrued in the ordinary course of business in an aggregate amount in excess of $100,000 that would be required by GAAP to be reflected on a balance sheet of the Company as of the Closing Date if such balance sheet were to be prepared as of the Closing Date

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Additional Agreements Executed at the Signing of the Merger Agreement

PIPE Subscription Agreement

In connection with the proposed Merger, MCAE and the Company obtained a commitment from an interested accredited investor (each a “Subscriber”) to purchase ordinary shares of Purchaser in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $250,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitment was made by way of a Subscription Agreement (the “PIPE Subscription Agreement”), by and among the Subscriber, MCAE and the Company. Revere Securities, LLC acted as the placement agent in connection with the PIPE for a fee equal to 1% of the aggregate purchase price paid for the PIPE Shares sold in the PIPE. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Merger. The PIPE Shares will be identical to the shares that will be issued to the Company at Closing in connection with the Business Combination, except that the PIPE Shares will not be registered with the SEC. The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Merger.

Pursuant to the PIPE Subscription Agreement, Purchaser shall file (at Purchaser’s sole cost and expense) a registration statement registering the resale of the ordinary shares of Purchaser to be purchased in the private placement (the “PIPE Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) no later than forty-five (45) calendar days following the Closing. Purchaser will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practical but no later than the 5th business day after the date Purchaser is notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. (The rights set forth above granted to the Subscribers pursuant to the PIPE Subscription Agreements are defined as the “PIPE Registration Rights”).

The PIPE Subscription Agreement will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the PIPE Subscription Agreements, (iii) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the PIPE Closing or (iv) the Outside Date (as defined in the Transaction Agreement and as it may be extended as described therein).

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Company ordinary shares entered into a support agreement (the “Company Stockholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Company Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit A to the Merger Agreement and as 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

Contemporaneously with the execution of the Merger Agreement, all holders of Company ordinary shares have agreed to execute lock-up agreements (the “Lock-up Agreements”) at the Closing. Pursuant to the Lock-Up Agreements such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock or Purchaser Ordinary Shares held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive Parent Common Stock or Purchaser Ordinary Shares if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), provided, however, that such Lock-up Shares shall not include shares of Parent Common Stock or Purchaser Ordinary Shares acquired by such Holder in open market transactions during the Lock-up Period until the date that is six months after the date of the Closing (the “Lock-Up Period”). Certain transfers, subject to certain customary conditions as set forth in the Lock-up Agreements are allowed during the Lock-Up Period.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit C to the Merger Agreement and as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Stock Purchase Agreement

In connection with the execution of the Merger Agreement, Mountain Crest Holdings III LLC, a Delaware limited liability company (the “Sponsor”) and ETAO International Group, Inc., a Delaware corporation (“EIG”), entered into a stock purchase agreement, dated December 16, 2021 (the “EIG Stock Purchase Agreement”), pursuant to which EIG purchased 200,000 shares of MCAE common stock (the “EIG Shares”) from the Sponsor for a purchase price of $2,500,000. Subject to the satisfaction of conditions set forth in the EIG Stock Purchase Agreement, the Sponsor shall cause the EIG Shares to be transferred on the books and records of MCAE to EIG upon the Closing of the Business Combination.

Additional Agreements to be Executed at Closing

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of MCAE with respect to certain securities they own at the Closing. The Amended and Restated Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Purchaser Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “PIPE Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

On January 28, 2022 MCAE and the Company issued a press release announcing the execution of the Business Combination Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the parties in making presentations with respect to the Business Combination.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act , or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of MCAE and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from MCAE’s stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of MCAE’s common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement to be filed by Mountain Crest III, in the final prospectus of Mountain Crest III for its initial public offering dated May 17, 2021; and in Mountain Crest III’s other filings with the SEC.Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and MCAE, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, MCAE and and/or its subsidiaries will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form S-4 or Form F-4 and a proxy statement (the “Registration Statement”). The Registration Statement will include a proxy statement to be distributed to holders of MCAE’s common stock in connection with MCAE’s solicitation of proxies for the vote by MCAE shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to the Company’s stockholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, MCAE will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about MCAE, the Company and the proposed business combination. Additionally, MCAE will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest III are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to MCAE at 311 West 43rd Street, 12th Floor, New York, NY 10036. INVESTORS AND SECURITY HOLDERS OF MCAE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT MCAE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCAE, THE COMPANY AND THE TRANSACTIONS..

Participants in Solicitation

MCAE, the Companyand their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAE’s executive officers and directors in the solicitation by reading MCAE’s Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information about MCAE’s directors and executive officers and their ownership of MCAE common stock is set forth in MCAE’s prospectus related to its initial public offering dated May 17, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of MCAE’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, will be set forth in the Registration Statement relating to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of MCAE in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MCAE or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Merger Agreement dated January 27, 2022 by and between Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative
10.1	Form of PIPE Subscription Agreement
10.2	Form of Support Agreement, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and certain holders of ETAO International Group’s ordinary shares
10.3	Form of Lock-Up Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release dated January 28, 2022
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 31, 2022

MOUNTAIN CREST ACQUISITION CORP. III

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer